October 2, 2014

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
	Bally Technologies, Inc.
	As of December 31, 2013

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change of beneficial ownership since the last filing, as of September 30, 2014 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:CC
Enclosures

cc:	Office of the Corporate Secretary
	Bally Technologies, Inc.
	6601 S. Bermuda Rd.
	Las Vegas, NV 89119



	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.     3  )*


	Bally Technologies, Inc.

	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	05874B107
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 05874B107                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(A) ______
                                                    (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                           597,263
      BENEFICIALLY          6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    OCTOBER 2, 2014    7  SOLE DISPOSITIVE POWER
        BY EACH                        	 597,263
       REPORTING               8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

              597,263

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              1.56%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                  *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________
                  Page 2 of 5 Pages


Item 1(a) 	Name of Issuer:

          	Bally Technologies, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	6601 S. Bermuda Road
	Las Vegas, NV


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock

Item 2(e)	CUSIP Number:

          	05874B107


Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages

Item 4   	Ownership as of September 30, 2014

         (a)  	Amount Beneficially Owned:

              	 597,263 shares of common stock beneficially owned including:


                                                              	 No. of Shares
       	 Eagle Asset Management, Inc.      597,263

        (b)  Percent of Class:                 1.56%


         (c)	Deemed Voting Power and Disposition Power:

           (i)                      (ii)           	 (iii)         	     ( iv)
              	                                	    Deemed         Deemed
         Deemed           Deemed  	    to have  to have
         to have            to have             Sole Power   Shared Power
         Sole Power      Shared Power   to Dispose   to Dispose
          to Vote or       to Vote or          or to             or to
           to Direct         to Direct            Direct the    Direct the
           to Vote            to Vote          Disposition     Disposition

Eagle  597,263            ----                 597,263          ----
Asset Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

          						(_X__)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of Members of the Group:
		N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2014          		EAGLE ASSET MANAGEMENT, INC.
				/s/ Damian Sousa


                                   			__________________________________
                                   			Damian Sousa
                                  			Vice President
                                   			Chief Compliance Officer















Page 5 of 5 Pages